UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Grote Molen, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

39927Q 100
(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 39927Q 100	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary J McAdam
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
	5	SOLE VOTING POWER 1,700,000
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 1,700,000
	8	SHARED DISPOSITIVE POWER 0
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,700,000(1)

(1) includes 200,000 shares of common stock issuable upon conversion of 20,000 shares of preferred stock and 750,000 shares of common stock issuable upon exercise of warrants

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)☐ Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.48%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1(a)  Name of Issuer:

Grote Molen, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:

10615 Professional Circle, Suite 201
Reno, NV 89521

Item 2(a)  Name of Person Filing:

Gary J. McAdam, Growth Ventures, Inc and Great Expectations Family, LP

Item 2(b)  Address of Principal Business Office or, if none, Residence:

Address of Gary J McAdam is 14 Red Tail Dr., Highlands Ranch, CO 80126
Address of Growth Ventures, Inc is 8480 E. Orchard Rd, Suite 4900, Greenwood Village, CO 80111
Address of Great Expectations Family, LP is 14 Red Tail Dr., Highlands Ranch, CO 80126

Item 2(c)  Citizenship:

U.S.A.

Item 2(d)  Title of Class of Securities:

Common Stock, $0.001 par value

Item 2(e)  CUSIP Number:

39927Q 100

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a) ☐ Broker or Dealer registered under Section 15 of the Act

(b) ☐ Bank as defined in section 3(a)(6) of the Act

(c) ☐ Insurance Company as defined in section 3(a)(19) of the Act

(d) ☐ Investment Company registered under section 8 of the Investment Company Act

(e) ☐ Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) ☐ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see § 240.13d-1(b)(1)(ii)(F)

(g) ☐ Parent Holding Company, in accordance with § 240.13d-1(b)(ii)(G) (Note:  See Item 7)

(h) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(H)

Not Applicable

Item 4.  Ownership:

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a) Amount Beneficially Owned: 1,700,000
(b) Percent of Class:  7.48%
(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 1,700,000

(ii) shared power to vote or to direct the vote:   0

(iii) sole power to dispose or to direct the disposition of: 1,700,000

(iv) shared power to dispose or to direct the disposition of:   0

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Instruction:  Dissolution of a group requires a response to this item.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable

Item 7.  Identification and Classification of the Security Which Acquired the Security Being Reported on by the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable

Item 8.  Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

Not Applicable

Item 9.  Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

Not Applicable

Item 10.  Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Not Applicable
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 1, 2017	/s/ Gary J. McAdam
Date	Signature

Gary J. McAdam
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001)

Exhibit 1

JOINT FILING AGREEMENT
Schedule 13G

Each of the undersigned (Gary J. McAdam Growth Ventures, Inc., and Great Expectations Family, LP) does hereby agree that the Schedule 13G to which this Exhibit 1 is attached is being filed on his/her/its behalf.

Growth Ventures, Inc

/s/Gary J. McAdam
By: Gary J. McAdam, Trustee

Great Expectations Family, LP

/s/Gary J. McAdam
By: Gary J. McAdam, General Partner

/s/ Gary J. McAdam /
Gary J. McAdam, individually